UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IT&E International Group, Inc.
(Name of Issuer)
Common Stock
Series E Preferred Stock
(Title of Class of Securities)
45032A1043
(CUSIP Number)
Philip T. Lavin
c/o IT&E International Group, Inc.
505 Lomas Santa Fe Drive, Suite 200
Solana Beach, CA 92075
Tel. No.: (858) 366-0968
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

SCHEDULE 13D

CUSIP No. 45032A1043	Page 1 of 1 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philip T. Lavin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) |_|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		36,599,908 shares of Common Stock and 6,714 shares of Series E Preferred Stock which is convertible into 61,036,364 shares of Common Stock based on the conversion ratio as of
SHARES		July 31, 2006.
BENEFICIALLY
	8	SHARED VOTING POWER
OWNED BY		0
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		36,599,908 shares of Common Stock and 6,714 shares of Series E Preferred Stock which is convertible into 61,036,364 shares of Common Stock based on the conversion ratio as of
PERSON		July 31, 2006.
WITH
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,599,908 shares of Common Stock and 6,714 shares of Series E Preferred Stock which is convertible into
61,036,364 shares of Common Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% of Common Stock; 80.9% of Series E Preferred Stock

14	TYPE OF REPORTING PERSON (See Instructions)
IN

Schedule 13D

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share and shares of Series E Preferred Stock, $1,000 stated value per share, of IT&E International Group, Inc. a Delaware corporation. The address of the principal executive offices of IT&E International Group, Inc., is 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075.

ITEM 2. IDENTITY AND BACKGROUND.

        a.     This Statement on Schedule 13D is being filed by Philip T. Lavin (“Mr. Lavin”).

        b.     The business address of Mr. Lavin is 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075.

        c.     Mr. Lavin is the Chief Executive Officer for IT&E International Group, Inc., a life sciences service organization. The business address of Mr. Lavin is 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075.

        d.     Mr. Lavin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        e.     Mr. Lavin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        f.     Mr. Lavin is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 31, 2006, IT&E International Group, Inc. (“IT&E”), through its wholly-owned subsidiaries IT&E Merger Sub, Inc. (“Merger Sub”), and IT&E Acquisition Co., Inc., (“Acquisition Sub”), consummated the merger with Averion Inc. (“Averion”) pursuant to the terms of the Agreement and Plan of Merger dated June 30, 2006, by and among IT&E, Merger Sub and Acquisition Sub, on the one hand, and Averion and Averion’s shareholders (the “Averion Shareholders”), on the other hand (the “Merger Agreement”). At the closing of the Averion Merger, Merger Sub merged with and into Averion (the “Reverse Merger”). As a result of the Reverse Merger, Averion was the surviving corporation and a wholly-owned subsidiary of the registrant. Immediately following the closing of the Reverse Merger, a forward merger occurred whereby Averion was merged with and into Acquisition Sub (the “Forward Merger” preceded immediately by the Reverse Merger, constitute the “Averion Merger”). As a result of the Forward Merger, Acquisition Sub is the surviving corporation and a wholly-owned operating subsidiary of IT&E.

Schedule 13D

At the closing of the Averion Merger, IT&E acquired all of the outstanding capital stock of Averion. In exchange for all such outstanding capital stock of Averion, the Averion Shareholders received from IT&E, in the aggregate: (i) five million six hundred fifty thousand dollars ($5,650,000) in cash (the “Cash Consideration”); (ii) two year promissory notes in the aggregate principal amount of seven hundred thousand dollars ($700,000) (the “Note A Consideration”); (iii) five year promissory notes in the aggregate principal amount of five million seven hundred thousand dollars ($5,700,000) (the “Note B Consideration”); (iv) forty five million two hundred forty five thousand four hundred fifty five (45,245,455) shares of the registrant’s common stock (the “Common Stock Consideration”); and (v) eight thousand three hundred (8,300) shares of the registrant’s Series E Convertible Preferred Stock, stated value $1,000 per share (the “Preferred Stock Consideration”). A portion of the proceeds was received from ComVest Investment Partners II LLC, from the exercise of their option to invest an additional $5,000,000 pursuant to that certain Securities Purchase Agreement dated November 9, 2005, was used to fund the majority of the Cash Consideration paid by the registrant for the outstanding capital stock of Averion.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Lavin acquired the securities described herein as a result of the Averion Merger.

Mr. Lavin has the right to appoint one (1) additional director to IT&E’s Board of Directors pursuant to the Merger Agreement.

Except as stated above, Mr. Lavin does not have any present plans or proposals that relate to or that would result in:

        a.     The acquisition by any person of additional securities of the issuer, or the disposition of securities of Registrant;

        b.     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Registrant or any of its subsidiaries;

        c.     A sale or transfer of a material amount of assets of Registrant or any of its subsidiaries;

        d.     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        e.     Any material change in the present capitalization or dividend policy of Registrant;

        f.     Any other material change in Registrant’s business or corporate structure;

        g.     Changes in Registrant’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of Registrant by any person;

        h.     Causing a class of securities of Registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Schedule 13D

        i.     A class of equity securities of Registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        j.     Any action similar to any of those enumerated above.

Mr. Lavin may, at any time and from time to time, and reserves the right to, acquire additional securities of IT&E, dispose of any such securities of IT&E or formulate plans or proposals regarding IT&E or its securities, to the extent deemed advisable by Mr. Lavin in light of his general investment policy, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        a.     As of the date hereof, Mr. Lavin may be deemed to beneficially own an aggregate of 36,599,908 shares of Common Stock and 6,714 shares of Series E Preferred Stock which are convertible into 61,036,364 shares of Common Stock for a total beneficial ownership of 97,636,272 shares of Common Stock assuming the conversion of Mr. Lavin’s Series E Preferred Stock into Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, represents approximately 58.6% of IT&E outstanding Common Stock on a fully diluted basis.

        b.     Mr. Lavin may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 36,599,908 shares of Common Stock and the 6,714 shares of Series E Preferred Stock owned directly by him with each share of Series E Preferred Stock being entitled to one vote per share of Common Stock into which such shares of Series E Preferred Stock are convertible.

        c.     Other than the Averion Merger, Mr. Lavin has not effected any transactions in shares of Common Stock or Preferred Stock during the past 60 days.

        d.     Not applicable.

        e.     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Merger Agreement, the Lock-Up Agreement dated July 31, 2006 by and between IT&E and Mr. Lavin, and the Registration Rights Agreement dated July 31, 2006, by and among IT&E and the Averion Shareholders, there are no contracts, arrangements, understandings or relationships between Mr. Lavin and any other person with respect to the shares of Common Stock or shares of Series E Preferred Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The following exhibit is filed as part of this Schedule 13D:

Exhibit 1: Agreement and Plan of Merger, dated June 30, 2006.

Exhibit 2: Form of Lock-Up Agreement, dated July 31, 2006.

Exhibit 3: Registration Rights Agreement, dated July 31, 2006.

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2006
Date

**
Signature

Philip T. Lavin
Name/Title

By:	/s/ Kelly Alberts

** By Kelly Alberts as attorney-in-fact.

Schedule 13D

POWER OF ATTORNEY

The undersigned do hereby appoint Kelly Alberts and Michael Jeub, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities in IT&E International Group, Inc. deemed held by undersigned, Philip Lavin, and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 3rd day of August, 2006.

/s/ Philip T. Lavin
Signature

Philip Lavin
Name/Title

Schedule 13D